EXHIBIT 4

TRANSCRIPT OF INTERVIEW OF
CARLOS RODRIGUEZ, CEO OF AUTOMATIC DATA PROCESSING, INC.,
BY DAVID FABER, CNBC, AUGUST 10, 2017*

DAVID FABER:
00:00:00:00
Automatic Data Processing, the latest target of activists, in this case Bill Ackman's Pershing Square, which has taken an 8% stake through derivative transactions for now in the company, and has nominated three directors to replace existing directors on its board. Joining me now in a CNBC exclusive is ADP's CEO Carlos Rodriguez. Very nice to have you joining us, thank you.

CARLOS RODRIGUEZ:
00:00:22:00	Thank you, thanks for having me.

DAVID FABER:
00:00:24:00
In all of these kinds of fights, the first question I typically have for a CEO is why bother? Why the fight? Why the decision? You engaged with Mr. Ackman, that has been detailed in your own releases and in some of his comments, at least briefly. He makes some points and you make a decision to fight. It can be very distracting, take a lot of time. Why did you make that choice?

CARLOS RODRIGUEZ:
00:00:46:00
Well, the only thing that we've chosen so far is to fight a request for an extension which really required an amendment to our bylaws to our nominating deadline, which is August the 10th. So we've I offered to Bill to have him meet with the board, to listen to his ideas.

00:01:00:00
And in fact, I actually flew back from a trip to meet with him with our nonexecutive chairman, John Jones. So we're willing to listen. We're open. But we weren't really willing to, and the board wasn't willing to extend the deadline for our nominations.

DAVID FABER:
00:01:13:00
And why not? You know, this may be a sideshow, and I want to talk more about the fundamentals, but there's been a lot of back and forth. You guys said he wanted 30 to 45 days, Bill has told me, "Well, I really only wanted a week, and then maybe another week if, you know, we didn't get to discuss what I wanted to discuss."

CARLOS RODRIGUEZ:
00:01:29:00	Well, actually, I have the email here in my pocket, which I can give to you if you want, so you can see it later, that shows his request for 30 to 45 days, the first--

DAVID FABER:
00:01:38:00	I have reviewed that email. And he says that the Thursday following it that he then revised his request to only a week.

CARLOS RODRIGUEZ:
00:01:46:00
So, well, he didn't revise it in writing. So the first time that I spoke to him he asked for 30 days. Then he sent me an email asking for 30 to 45 days. Then I think as he became more desperate towards the end of the discussions we were having with him about the extension, which we had denied already after having a board meeting, he said, well, he really wanted a week.

00:02:05:00
But then he said, but he might need more time after that. So it would be a shame if he didn't get more time, because he would have to come back to ask for another extension. And I think the real question, I guess, is why does he need an extension or why did he need an extension, not how long is the extension and what did he really ask for or what did he really not ask for? Because, you know, it kinda reminds me a little bit of a spoiled brat in school, asking the teacher for an extension for their homework. It's just really not-- it's not the way the world works--

DAVID FABER:
00:02:28:00	So you don't think he was prepared, in a sense.

CARLOS RODRIGUEZ:
00:02:30:00
Well, let me just tell you this. I've been the CEO now for almost six years. I have had probably close to 30 board meetings, 24 quarterly calls—10-Ks, 10-Qs, I've never asked anybody for an extension. And if you want to be on our board, our board, as far as I know, in six years that I've been CEO, has never asked for an extension for anything. They show up on time and they show up prepared.

DAVID FABER:
00:02:51:00	All right, so you said no-- and now he's nominated and now--

CARLOS RODRIGUEZ:
00:02:54:00	Sorry, the board said no, not me.

DAVID FABER:
00:02:56:00	Excuse me, the board did, and that is my understanding as well, of course. The board said no. Now, did Ackman make it clear to you that he thought you should be replaced?

CARLOS RODRIGUEZ:
00:03:04:00
He did. The first time I spoke to him he was actually quite cordial and mentioned to me that he thought I needed to be replaced. He gave me a series of reasons why. Frankly, it was a little bit of a surreal experience. I've never had anyone call me who I don't know and who I don't talk to.

00:03:20:00
And-- I've met him, I think, once, 31 years ago, back in college. I think he's been saying that we're close friends or classmates and so forth, but I'm honestly not in his holiday greeting card list as far as I can tell. So, you know, the whole thing has been baffling and a surreal experience, for someone to say that I need to be replaced.

00:03:43:00
I think now he's changed his story multiple times. When I spoke to him the last time that John Jones and I met with him, he told me that he thought I had saved the company after decades of neglect. Now he's also sending emails to other people saying that I've destroyed the company over the last five years.

00:04:00:00
And now his press release says that he's not looking to oust me. So I honestly can't make heads or tails out of what's going on. What it feels like is I'm negotiating with someone about buying a used car. And this is not a used car, this is a company that has 58,000 employees, $50 billion market cap, and a lot of shareholders that we have responsibility towards.

DAVID FABER:
00:04:18:00
Right. And he tells me that he was under the impression, to a certain extent, that you had-- you were going to be exiting the company within the next year or two, and would you really be up for the kind of changes that he conceivably is going to be advocating when we hear from him next Thursday?

CARLOS RODRIGUEZ:
00:04:34:00
Well, he might have mentioned that to me the first time he spoke to me, or in the email that he sent. First of all, it's not correct and it's not accurate, so I think he's getting his information from disgruntled ex-employees. In fact, he mentioned that he's talked to 85 former executives of ADP.

00:04:49:00
At the same time, he's saying that somehow the company's insular and that people stick around forever, and the people that work for me have been around the company for a long, long time. What he's not aware of is that my team is, almost, entirely new from the time I became CEO. And he also should maybe think about the fact that if he's talking to 85 former executives that maybe we have a fair amount of turnover in our executive ranks and have a lot of new people in the company now.

DAVID FABER:
00:05:13:00
Well, let's talk about the fundamentals. Again, we don't know specifically what Mr. Ackman is going to advocate when he starts pushing his slate of candidates next Thursday, as we know he's going to. But certainly one part of his argument is going to be that amongst your peer group, broadly defined, you have the lowest margins. And that over time, while you have done very well, and your customer base has increased, your employee base has increased even more quickly, even more quickly than your revenue growth. How do you respond to that?

CARLOS RODRIGUEZ:
00:05:41:00
Well, I think I'm probably more aware of what our employee growth has done and what our revenue growth has done than Bill. Although I'm a little surprised that he's saying that, because it's actually not accurate. Our employee growth has grown slower every year since I've been CEO at about half the rate of revenue growth--

DAVID FABER:
00:06:00:00	Really? Because he had-- I think he said something about--

CARLOS RODRIGUEZ:
00:06:00:00	And-- so publicly--

DAVID FABER:
00:06:01:00	--five years, 48%, and a 50% increase in employees. That's not true.

CARLOS RODRIGUEZ:
00:06:05:00
That's not true. I'm not sure where he gets his information from, because it's all publicly available, so he may be delegating a lot of his work. He, you know, from maybe years ago when he used to roll up his sleeves and do his own research, he may be relying on other people who are, you know, coming up with inaccurate information--

DAVID FABER:
00:06:20:00
Well, you know, he says he spent six months researching the company and spending a lot of time on it, and as you've pointed out, talking to 85 separate executives who used to work for it. Are you implying that he doesn't really know what he's talking about?

CARLOS RODRIGUEZ:
00:06:31:00	I actually am directly saying he doesn't know what he's talking about.

DAVID FABER:
00:06:33:00	Why doesn't he?

CARLOS RODRIGUEZ:
00:06:35:00
Well, first of all, most of the information he's gotten I think appears to be coming from disgruntled ex-employees. A lot of the information that we have available publicly he hasn't availed himself of. So as an example of the question you have about margins, we have a very large PEO business that has a lot of pass through revenues. And--

DAVID FABER:
00:06:53:00	PEO standing for?

CARLOS RODRIGUEZ:
00:06:54:00
Professional employer organization. And it's a simple mathematical issue, where it's a great business, because all of our businesses are low capital intensity, so they have very high returns, regardless of the percentage margin. But if he had done his research, he would realize that that is one of the reasons why we have a lower margin than some of our peers--

DAVID FABER:
00:07:12:00	Paychex is the one that everybody wants to choose, and of course, there are adjusted EBT margins of Paychex are something like 44.7% over the last, let's call it, five years. Yours are 21%.

CARLOS RODRIGUEZ:
00:07:23:00
You know, by the way, we have a lot of respect for Paychex. They're a great competitor-- they're just a different company than us. They're about a third of our size or a quarter of our size. They operate mostly in the small business segment. We're a global company, so we have international operations, we have operations also in the national account segment for very, very large clients.

00:07:40:00
So it's a very structurally different business. They also account for their PEO business different than we do for some reason. But we believe that we are accounting for our PEO revenues the right way, and those pass throughs really are causing pressure on our margin. But it doesn't take away from the fact that it's still a high return business. We love that business, and it's very profitable, and it's great for our shareholders.

DAVID FABER:
00:08:02:00
Right. You know, I think one of these overriding-- questions is going to be, are you overcoming shortcomings in your product with people? Are you simply filling in gaps as a res-- by hiring more people, as opposed to really making the moves you need to compete in the 21st century when it comes to technology and software?

CARLOS RODRIGUEZ:
00:08:18:00
I think it's, again, another example of a lack of understanding of our business, which he probably would've gotten had he approached us in a different way to talk about our business so we could explain--

DAVID FABER:
00:08:26:00	What would've been a different way then? I mean--

CARLOS RODRIGUEZ:
00:08:29:00
Well, one approach would've been to just contact us and say, "I have some ideas I want to talk about. I've either invested in your company or I'm planning on investing in your company," instead of threatening us and sending me videos of himself in the Canadian Pacific situation, and telling me that if I don't accede to his demands for an extension, then he's going to embarrass me and humiliate me because he has such a huge media following.

DAVID FABER:
00:08:51:00	He seemed to hope that it would go the way that it went for him in Chipotle-- and in-- Air Products as well, where there was a meeting, followed by the ability to put some board members on.

CARLOS RODRIGUEZ:
00:09:05:00
Well, I think the difference there, I don't know if there was a request for an extension of their deadline, but-- that's really what's causing-- what caused the problem here, is that apparently he was either not prepared, or it's also possible that-- he did mention that he had vacation plans that he couldn't disrupt, which was why he needed the extension.

00:09:21:00
So it could be that his vacation plans were-- too important for him to be willing to meet with the board, which we offered. So John Jones and I offered to have him meet with the board so that he could share his ideas. He also told us that, even if he could, and he couldn't because he had a vacation, he just simply wasn't ready. He didn't have his presentation ready. Again, he didn't do his homework. I'm not sure why he wanted the teacher to give him an extension.

DAVID FABER:
00:09:44:00	And his contention being that once he made it clear he wanted you replaced, that you obviously would oppose him?

CARLOS RODRIGUEZ:
00:09:51:00
I actually don't know exactly what-- if that's the case. You'd have to ask him. I can tell you that I think our board feels that-- you know, given the track record, that we have as a company, and given his track record, and specifically on CEO replacement, his track record at JCPenney, and the decisions that he made there, bringing in his handpicked CEO who completely destroyed the company, probably would make us think twice about wanting to listen to Bill Ackman's advice. But he's a large shareholder, and we're open to listening to him. We've offered to have a meeting with him. And in fact, I think at this very moment we're scheduling a get together with him in early September.

DAVID FABER:
00:10:31:00
You are. What's going to happen there? What are your expectations? It's clear that you're-- and this is not always typical, you're willing to be combative here. You're coming out strongly against him. Why bother at this point even meeting with him?

CARLOS RODRIGUEZ:
00:10:45:00
Well, he's a large shareholder, number one. Number two, we are an open company, and an open board, and we're willing to listen to any ideas. Frankly, we haven't heard any ideas yet because he wasn't ready to share his ideas. But should he have come up with something or stumbled on some kind of idea that would enhance the value of ADP, of course we're going to listen to him.

DAVID FABER:
00:11:06:00
And what about the future of ADP? What do you think is the strongest leg that you can stand on to combat what we still don't know, but is going to be, certainly given his history, a very long presentation next Thursday with all sorts of different slides?

CARLOS RODRIGUEZ:
00:11:19:00
Well, I would start by saying you are what your record says. And so I think it's pretty clear that the current management team and the current board and the current CEO, which is me, have done a pretty good job over the one, three, five, ten, and 20 year timeframes-- and better than Pershing or Mr. Ackman.

00:11:39:00
So I think our record stands for its-- I think-- stands on its own. I think our strategy, once people understand what our strategy is and what we've been doing for the last five or six years under my tenure, I think it'll become clear that I think we have a very clearly focused strategy on modernizing ADP, and continuing the successful track record that we've had for 68 years.

00:12:00:00
It's really a remarkable story, a remarkable company. And if I can add one of the things that I'm the most proud of-- this is-- only CEOs get excited about this stuff. But ADP is one of the dividend aristocrats, which, as you know, is a group of companies that have been increasing and paying a dividend for more than 25 years. So ADP has been doing that for 42 years. And if Bill Ackman leaves us alone, we intend to get to 50 years, which would put us on a list of companies that's only about 25 companies.

DAVID FABER:
00:12:27:00	All right. What if he says, "How about just one director. Wouldn't you just take one?"

CARLOS RODRIGUEZ:
00:12:32:00
Well, as you know, that's up to the-- first of all, nominating governance committee that we have will make a decision on which directors it recommends for election. And then the board of directors is going to-- I think make the final decision on what our slate is. And then, the way it should work, and the way it does work, is that our shareholders are going to decide who the next board of directors for ADP is going to be.

DAVID FABER:
00:12:55:00	Well, we certainly appreciate your willingness to take some time with us this morning. Thank you.

CARLOS RODRIGUEZ:
00:12:58:00	Thank you very much for having me.

DAVID FABER:
00:12:59:00
You're very welcome. Carlos Rodriguez is the CEO of ADP. So of course we reached out to Ackman. We do get some-- well, you heard, we get some feedback from him as well, and we'll see whether he joins us again at some point in the future. Back to you.

UNIDENTIFIED FEMALE:
00:13:13:00	That was a good interview, a lot of shots fired and headlines made.

* * *END OF TRANSCRIPT* * *

*	Permission to distribute the foregoing transcript has not been sought or obtained.